[Gerdau Ameristeel Corporation Letterhead]
GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
June 4, 2009
Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-7010

Re:	Gerdau Ameristeel Corporation Form 40-F for the fiscal year ended December 31, 2008 Filed March 30, 2009 Form 6-K filed May 11, 2009 File No. 333-101591
Dear Mr. O’Brien:
This letter is in response to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated May 20, 2009, relating to the Quarterly Report of Gerdau Ameristeel Corporation (the “Company”) for the three months ended March 31, 2009, as filed with the Commission under cover of Form 6-K on May 11, 2009 (the “Q1 Form 6-K”).
To facilitate the Staff’s review, the Company has reproduced in its entirety the comment from the Comment Letter and then attempted to answer the comment by dividing the comment into its sequential parts and providing a response to each part.
We note for the information of the Staff that concurrent with the submission to you of this letter, confidential treatment of this response letter is being requested under the Commission’s rules pursuant to a confidential treatment request.
Form 6-K filed May 11, 2009
Exhibit 99.1 Quarterly Report Q1 2009
Critical Accounting Estimates and Assumptions, page 9
1. We note your discussion of goodwill on page 11 includes the disclosure included in your response to comment 3 in our letter dated April 21, 2009. Given that the fair value of the PCS operating unit exceeded its carrying value by only approximately $0.6 million or 0.2% of its carrying value at December 31, 2008, as well as the continued negative operating results of your mini-mills business into the first quarter of 2009, it appears that a significant adverse change in the business climate has occurred that would more likely than not reduce the fair value of a reporting unit below its carrying amount, pursuant to paragraph 28a of SFAS 142. As such, please clarify why a goodwill impairment test was not performed on the Long Products and PCS reporting units as of March 31, 2009. So that we can better understand

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
the difference between book value and market capitalization, please provide to us your 2008 SFAS 142 goodwill test. For the cash flow projections, please include the historical cash flow amounts so we can understand the basis for projected cash flow amounts. Since paragraphs 23-25 of SFAS 142 require the underlying assumptions be market based, please clarify for us how you could conclude that this criteria was met given that your assumptions generated a fair value that is $1.6 billion greater than your market capitalization. If a market multiple analysis was employed, please identify the peer companies and provide us that analysis as well. Tell us whether these companies are the same ones you used in your 2007 SFAS 142 test. Please provide us the data used to assess control premium and tell us why no 2008 data was used. Tell us if you expect to record a goodwill impairment charge in the June 30, 2009 quarter.
a. We note your discussion of goodwill on page 11 includes the disclosure included in your response to comment 3 in our letter dated April 21, 2009. Given that the fair value of the PCS operating unit exceeded its carrying value by only approximately $0.6 million or 0.2% of its carrying value at December 31, 2008, as well as the continued negative operating results of your mini-mills business into the first quarter of 2009, it appears that a significant adverse change in the business climate has occurred that would more likely than not reduce the fair value of a reporting unit below its carrying amount, pursuant to paragraph 28a of SFAS 142. As such, please clarify why a goodwill impairment test was not performed on the Long Products and PCS reporting units as of March 31, 2009.
Response: The Company reviews goodwill at the reporting unit level for impairment annually in the third quarter, or more frequently, when events or circumstances dictate. As of and for the three months ended March 31, 2009, the Company concluded that no event had occurred or circumstances changed that, individually or in the aggregate, would more likely than not reduce the fair value of any of the Company’s reporting units below their carrying amount. Specifically, the Company considered the following in reaching its conclusion:
•	For the three months ended March 31, 2009, the actual financial results for the Long Products reporting unit exceeded its projected financial results used for the December 31, 2008 SFAS 142 goodwill impairment test, while the PCS reporting unit’s actual financial results were consistent with its projections for the period in all material respects.

•	Although significant future uncertainty remained in the global economy, the projected results used for the December 31, 2008 SFAS 142 impairment test, remained the Company’s best estimate of future cash flows to be generated by the Long Products and PCS reporting units. This conclusion was driven largely by the Company’s ability to successfully lower its manufacturing costs during the first quarter of 2009 through cost reduction initiatives which were not included in the Company’s future projections. The decline in manufacturing costs provides a positive offset to the decline in selling prices experienced in the first quarter of 2009. The Company believes these reductions in manufacturing costs are sustainable and should help operating margins withstand the downward pressure on metal spreads. In addition, the enactment of The American Recovery and Reinvestment Act of 2009 and the

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
significant allocation of funds to infrastructure in markets which the Company services, reinforced the Company’s beliefs regarding its financial projections.

•	The Company evaluated the material decline in its stock price from $6.06 per share as of December 31, 2008 to $3.07 per share as of March 31, 2009, to determine whether an event or change in circumstance had occurred which would lead to such a decline. The Company concluded the decline in its stock price which occurred in the first quarter was the result of a temporary market reaction and not a fundamental market repricing of the Company’s equity risk. The Company had made no announcements about future declines in the earnings or cash flow streams it believed it would generate, which is consistent with the Company’s assertion regarding its future forecasts as of March 31, 2009 discussed above. In hindsight, the Company believes this analysis has been substantiated by the fact that the stock price has increased to $6.73 per share as of June 3, 2009.

•	The Company concluded there were no material adverse changes in any other critical assumptions used in the determination of fair value of the Long Products and PCS reporting units as of December 31, 2008.
b. So that we can better understand the difference between book value and market capitalization, please provide to us your 2008 SFAS 142 goodwill test. For the cash flow projections, please include the historical cash flow amounts so we can understand the basis for projected cash flow amounts.
Response: Please see Exhibit A (attached hereto) which provides the Company’s December 31, 2008 goodwill impairment test and Exhibit B (attached hereto) which provides the Company’s historical and projected cash flows of the Long Products and PCS reporting units.
c. Since paragraphs 23-25 of SFAS 142 require the underlying assumptions be market based, please clarify for us how you could conclude that this criteria was met given that your assumptions generated a fair value that is $1.6 billion greater than your market capitalization. If a market multiple analysis was employed, please identify the peer companies and provide us that analysis as well. Tell us whether these companies are the same ones you used in your 2007 SFAS 142 test. Please provide us the data used to assess control premium and tell us why no 2008 data was used.
Response: To assist the Company in the determination of its SFAS 142 fair value measurements, the Company utilized a third party valuation firm. Management provided the third party valuation firm with its assumptions, including both quantitative and qualitative information, about the specified asset or liability. The Company primarily utilized the third party valuation firm to gather data from multiple sources and assemble a report that summarized the information obtained. The third party valuation firm provided fair value estimates based on a market approach and an income approach (i.e. discounted cash flow approach). The Company then used that information to determine fair value and to ensure the implied control premium was within a reasonable range of judgments. During this process, the Company invested a considerable amount of time in consultation with the third party valuation firm as well as an investment banking firm to ensure the Company’s conclusion of

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
an implied equity value of $4,255.7 million was appropriate and met the criteria of paragraphs 23-25 of SFAS 142. Please see Exhibit C (attached hereto) which provides a quantitative analysis of the Company’s reconciliation between fair value and market capitalization. To support the Company’s fair value conclusions as well as the resulting implied control premium, the Company placed significant reliance on the following factors:
•	The Company is approximately 67% owned by Gerdau S.A. which we believe causes the multiple at which the Company’s stock price trades to be at a significant discount as compared to the Company’s peers. Therefore, a control premium to acquire the Company’s stock would be justifiably greater than the average control premium of its peers. The Company utilized a market multiple analysis based on peers with comparable operations and economic characteristics to conclude that the Company’s stock price trades at a 40% to 60% discount as compared to its peers. The peer companies used in the analysis were Commercial Metals Company, Nucor Corporation and Steel Dynamics, Inc. Please see Exhibit D (attached hereto) which provides this analysis. To further support this discount, the Company cited “The Weekly Report” published by Longbow Research and dated February 2, 2009, which discussed and illustrated the fact that the Company was trading at a historic discount to its peers of near 50% at the end of 2008.

•	Based on a control premium study of acquisitions within the steel industry between 2004 and 2008, a reasonable range of control premiums realized in past transactions was approximately 10% to 30%. The Company carefully analyzed the facts and circumstances of its particular situation and current market conditions when determining an appropriate control premium and developed a range of reasonable judgments. Please see Exhibit E (attached hereto) which provides the Company’s control premium analysis which supports the Company’s conclusion that a reasonable range of control premiums at December 31, 2008 would still be 10% to 30%.
As a point of clarification, in the Company’s response letter to the Staff dated May 5, 2009, the Company incorrectly stated that a control premium analysis was completed using data between 2004 and 2007. As the Staff will see from Exhibit E, the control premium analysis was completed with data between 2004 and 2008.
When the Company performed its 2007 SFAS 142 goodwill impairment test during the third quarter of 2007, there was significant acquisition activity within the steel industry which provided the Company sufficient market valuation data to support the fair values of its reporting units based on a market multiple of EBITDA. Because of these different facts and circumstances which existed during the third quarter of 2007, a market multiple analysis similar to Exhibit D was not prepared for the 2007 impairment test. Yet, the companies included in Exhibit D are viewed as the Company’s key competitors and would consistently be included in any form of comparative market analysis prepared by the Company.

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
d. Tell us if you expect to record a goodwill impairment charge in the June 30, 2009 quarter.
Response: As of and for the three months ended June 30, 2009, the Company will evaluate whether an event has occurred or circumstances have changed that, individually or in the aggregate, would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company has not completed this evaluation as of the date of this response and, therefore, the Company does not feel it is currently in a position to accurately assess whether or not the Company will record a goodwill impairment charge in the June 30, 2009 quarter.
*      *      *      *      *
The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the Q-1 Form 6-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Q-1 Form 6-K; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*      *      *      *      *
Please do not hesitate to contact me by phone (813-319-4324), by fax (813-207-2328) or by e-mail (basmith@gerdauameristeel.com), if I can be of any further assistance.
Sincerely,

/s/ Barbara R. Smith
Barbara R. Smith
Vice President, Finance and Chief Financial Officer Gerdau Ameristeel Corporation

cc:	Jenn Do Al Pavot Errol Sanderson Jay Ingram (Securities and Exchange Commission) J. Mauricio Werneck Robert E. Lewis (Gerdau Ameristeel Corporation)

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
Exhibit A
Gerdau Ameristeel Corporation
SFAS 142 Goodwill Impairment Test
As of December 31, 2008

				Other
	Long			Reporting	Gerdau
	Products	PCS	FABG	Units	Consolidated

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Goodwill Balance Prior to Impairment	$2,930.6	$202.1	$56.1	$41.2	$3,230.0
Goodwill Balance After Impairment	$1,736.2	$118.5	$56.1	$41.2	$1,952.0

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
Exhibit B
Gerdau Ameristeel Corporation
SFAS 142 Goodwill Impairment Test — Historical and Projected EBITDA
As of December 31, 2008
The following schedule provides EBITDA amounts for the Long Products and PCS reporting units, which failed Step 1 of the SFAS 142 goodwill impairment test as of December 31, 2008. The Company uses EBITDA as an approximation of pre-tax cash flows.

	Long
	Products	PCS
	(Dollars in Millions)
Historical and Projected EBITDA:

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Actual 2008(A)	1,317.2	60.7

Actual 2007(A)	1,236.8	56.3

Actual 2006(A)	1,047.2	51.3
(A) Historical EBITDA amounts were recast for material acquisitions.

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
Exhibit C
Gerdau Ameristeel Corporation
Analysis of Control Premium and Fair Value
As of 12/31/08

(Amounts in
Description	Thousands)
Equity Value	$4,255,704
Shares Outstanding	433,000
Assumed Stock Price at Fair Value	$9.83

Stock Price as of 12/31/08	$6.06

Implied Control Premium	62%
Conclusion:
Based on Exhibit D, due to the majority ownership of Gerdau S.A., the Company estimated the discount at which its stock price trades to its peer group would be in a range of 40% to 60%. Additionally, based on Exhibit E, the estimated additional control premium which the Company would obtain in a transaction could range from 10% to 30%. Because the premiums from Exhibit D and E would be cumulative, a 62% control premium was within a range of reasonable judgments.

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
*[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]
Exhibit D
Gerdau Ameristeel Corporation
Analysis of Premium of Minority Equity Multiples for Guideline Companies Relative to Gerdau Ameristeel Corp.
As of December 31, 2008
Note: This table is provided as support for the Company’s assertion that its stock trades at a discount as compared to its peer group due to the majority ownership interest of Gerdau S.A.

	Commercial		Steel			Gerdau	Implied Premium
	Metals	Nucor	Dynamics	Average	Median	Ameristeel	Average		Median

Net Income:
Projected 2010	5.4	8.3	5.5	6.4	5.5	*	*	a,b	*	a,b
Projected 2009	8.1	11.2	7.5	8.9	8.1	*	*	a,b	*	a,b
Latest 12 Months	6.0	6.9	3.2	5.4	6.0	3.0	78.9	%a	100.0	%a

Cash Flow:
Projected 2010	3.6	5.7	3.4	4.2	3.6	*	*	a,b	*	a,b
Projected 2009	5.2	7.7	4.0	5.6	5.2	*	*	a,b	*	a,b
Latest 12 Months	3.6	5.6	2.4	3.9	3.6	2.2	75.8	%a	63.6	%a

Primary Earnings Per Share
Latest 12 Months	6.1	6.6	3.3	5.3	6.1	2.9	83.9	%a	110.3	%a
Three-Year Average 2005-2007	4.4	9.3	6.1	6.6	6.1	4.7	40.4	%a	29.8	%a

					Average of a’s		56.1%		51.3%
					Average of b’s		42.5%		26.7%

					Median of a’s		64.1%		50.1%
					Median of b’s		38.7%		24.1%
Conclusion:
The Company concludes that the two most significant data points provided by the above analysis are the 56.1% “Average of a’s” and the 42.5% “Average of b’s”. The “Average of a’s” represents the average of all “Average Implied Premium” data points, while the “Average of b’s” represents the average of only the “Average Implied Premium” data points which are based on future projections. The Company believes, based on these two data points, the reasonable range of discounts at which its stock price trades to its peer group would be between 40% and 60%.

GERDAU AMERISTEEL CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF
EXHIBITS A, B AND D OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R §200.83.
Exhibit E
Gerdau Ameristeel Corporation
Control Premium Analysis

Buyer’s	Seller’s	Date		Seller’s	Price	Payment	Premium
Name	Name	Announced	Closed	Revenues	Offered	Method	Offered

Severstal OAO	Esmark, Inc.	5/20/08	8/5/08	$1,262.6	$760.6	Cash	18.0%
Nucor Corp.	Harris Steel Group, Inc.	1/2/07	3/2/07	$1,203.5	$1,059.3	Cash	7.1%
Mitsui & Co. Ltd.	Steel Technologies, Inc.	2/28/07	6/1/07	$875.8	$391.6	Cash	58.6%
Gerdau Ameristeel Corp.	Chaparral Steel Co.	7/10/07	9/14/07	$1,722.9	$4,036.2	Cash	17.8%
United States Steel Corp.	Stelco, Inc.	8/26/07	10/31/07	$2,164.6	$1,099.5	Cash	71.7%
Gerdau SA	Quanex Corp.	11/19/07	4/23/08	$2,018.9	$1,457.7	Cash	4.8%
Evraz Group SA	Claymont Steel Holdings, Inc.	12/10/07	1/16/08	$332.7	$412.8	Cash	3.5%
Black Diamond Capital Management	Bayou Steel Corp.	3/17/06	6/1/06	$271.7	$121.1	Cash	69.3%
IPSCO, Inc.	NS Group, Inc.	9/11/06	12/01/06	$676.9	$1,496.3	Cash	42.0%
Tenaris SA	Maverick Tube Corp.	6/12/06	10/05/06	$1,917.5	$2,402.0	Cash	36.4%
Evraz Group SA	Oregon Steel Mills, Inc.	11/20/06	1/23/07	$1,461.4	$2,265.5	Cash	9.9%
Steel Dynamics, Inc.	Roanoke Electric Steel Corp.	10/18/05	4/12/06	$558.5	$236.9	Combo	20.6%
Ispat International NV	International Steel Group Inc.	10/25/04	12/17/04	$5,148.7	$3,087.5	Combo	6.2%

				High			71.7%
				Low			3.5%
				Mean			28.1%
				Median			18.0%
Conclusion:
The Company concludes that a reasonable range of control premiums would be 10% to 30%.